Zuyue Xiang

Wave Sync Corp.

February 19, 2016

February 19, 2016

Via Edgar

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wave Sync Corp.
Amendment No. 2 to Form 8-K
Filed January 26, 2016
File No. 001-34113

Dear Ms. Long:

This letter is submitted by Wave Sync Corp. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Manufacturing and Construction in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 2 to Form 8-K, filed on January 26, 2016 (as amended, the “Form 8-K” or the “Filing”), as set forth in your letter to the Company dated February 5, 2016. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 3 to the Form 8-K (“Amendment No. 3”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amendment No. 3.

Certain Relationships and Related Transactions, and Director Independence, page 32

1.     Please revise to disclose the information required by Item 404(a)(5) of Regulation S-K with regard to your extension of credit to Mr. Xiang. Please ensure that you describe the exact amount of your credit arrangements with him and any repayments by Mr. Xiang during the periods covered, and each extension of credit rather than implying that a single extension occurred in May 2014. We note that Mr. Xiang owed you more in June of 2015 than December of 2014. Please also describe the “control procedure” that you refer to here.

We respectfully advise the Staff that the amount owed by Mr. Xiang consisted of primarily a loan rendered to him in the aggregate amount of RMB 9,999,998 (approximately $1,573,861), the amount of which loan did not change from December 31, 2014 to September 30, 2015. The change in the value of the loan was primarily attributed to the change in exchange rates between the USD and RMB during the period. There was an additional immaterial increase of the amount due from Mr. Xiang in the amount of RMB 7,918 (approximately $1,285) during this period, which was petty cash paid by the Company to Mr. Xiang for pre-paid travel expenses.

The Company has implemented control procedure to prevent violation of Section 13(k) in the future, which includes, without limitation, that any loan to or for any director or executive officer of the Company (and any other related transaction with an aggregate amount of more than $100,000) will require prior written consent from the Board of Director (with interested directors, if any, excluded from voting on such matter).

Please also refer to the revised disclosure on page 3 of the Amendment No. 3.

Zuyue Xiang

Wave Sync Corp.

February 19, 2016

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact our legal counsel, Ying Li, Esq. of DaCheng Law Offices LLP at (212) 380-8388.

Very truly yours,

/s/ Zuyue Xiang
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.